Exhibit (a)(5)(E)

Monster Beverage Corporation announces preliminary

results of tender offer

CORONA, Calif., June 6, 2024 (GLOBE NEWSWIRE) -- Monster Beverage Corporation (“Monster”) (NASDAQ: MNST) announced today the preliminary results of its modified “Dutch auction” tender offer, which expired at 11:59 p.m., New York City time, on June 5, 2024.

Based on the preliminary count by Equiniti Trust Company, LLC, the depositary for the tender offer, a total of approximately 77,418,093 shares of Monster’s common stock were validly tendered and not validly withdrawn at a purchase price of $53.00 per share or as purchase price tenders. Additionally, approximately 41,603,083 shares were tendered through notice of guaranteed delivery at such purchase price or as purchase price tenders. Rodney Sacks and Hilton Schlosberg, who are Monster’s co-CEOs and members of the Board of Directors of Monster, have tendered 608,114 and 350,000 shares, respectively, that they beneficially own. In addition, Sterling Trustees LLC, which controls certain trusts and entities for the benefit of certain family members of Messrs. Sacks and Schlosberg, has tendered 8,450,000 shares on behalf of such trusts and entities.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, Monster expects to accept for payment an aggregate of 56,603,773 shares of its common stock at a purchase price of $53.00 per share, for an aggregate cost of approximately $3.0 billion, excluding fees and expenses relating to the tender offer. Monster expects to accept the shares on a pro rata basis, except for tenders of “odd lots,” which will be accepted in full, and conditional tenders that will automatically be regarded as withdrawn because the condition of the tender has not been met. Monster has been informed by the depositary that the preliminary proration factor for the tender offer is approximately 47.56%. The shares expected to be accepted for payment represent approximately 5.4% of the shares that were outstanding as of April 22, 2024.

The number of shares expected to be purchased in the tender offer and proration factor are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the one business day settlement period. The final number of shares to be purchased in the tender offer will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Payment for shares will be made in cash, without interest.

Monster may purchase additional shares in the future in the open market subject to market conditions, or in private transactions, exchange offers, tender offers or otherwise. Under applicable securities laws, however, Monster may not repurchase any shares until June 21, 2024. Whether Monster makes additional repurchases in the future will depend on many factors, including the market price of the shares, the results of the tender offer, Monster’s business and financial condition and general economic and market conditions.

Evercore Group L.L.C. and J.P. Morgan Securities LLC are acting as dealer managers for the tender offer. D.F. King & Co., Inc. is serving as the information agent, and Equiniti Trust Company, LLC is acting as the depositary. Questions regarding the tender offer may be directed to Evercore Group L.L.C. at (888) 474-0200 or J.P. Morgan Securities LLC at (877) 371-5947.

Monster Beverage Corporation

Based in Corona, California, Monster Beverage Corporation is a holding company and conducts no operating business except through its consolidated subsidiaries. Monster’s subsidiaries develop and market energy drinks, including Monster Energy® drinks, Monster Energy Ultra® energy drinks, Juice Monster® Energy + Juice energy drinks, Java Monster® non-carbonated coffee + energy drinks, Rehab® Monster® non-carbonated energy drinks, Monster Energy® Nitro energy drinks, Reign® Total Body Fuel high performance energy drinks, Reign Inferno® thermogenic fuel high performance energy drinks, Reign Storm® total wellness energy drinks, NOS® energy drinks, Full Throttle® energy drinks, Bang Energy® drinks, BPM® energy drinks, BU® energy drinks, Burn® energy drinks, Gladiator® energy drinks, Live+® energy drinks, Mother® energy drinks, Nalu® energy drinks, Play® and Power Play® (stylized) energy drinks, Relentless® energy drinks, Samurai® energy drinks, Ultra Energy® drinks, Predator® energy drinks and Fury® energy drinks. Monster’s subsidiaries also develop and market still and sparkling waters under the Monster Tour Water® brand name. Monster’s subsidiaries also develop and market craft beers, hard seltzers and flavored malt beverages under a number of brands, including Jai Alai® IPA, Dale’s Pale Ale®, Dallas Blonde®, Wild Basin® hard seltzers, The Beast Unleashed® and Nasty Beast™ Hard Tea. For more information visit www.monsterbevcorp.com.

Caution Concerning Forward-Looking Statements

Certain statements made in this announcement may constitute “forward-looking statements.” Monster cautions that these statements are based on management’s current knowledge and expectations and are subject to certain risks and uncertainties, many of which are outside of the control of Monster, that could cause actual results and events to differ materially from the statements made herein. For a more detailed discussion of the risks that could affect Monster’s operating results, see Monster’s reports filed with the Securities and Exchange Commission, including Monster’s annual report on Form 10-K for the year ended December 31, 2023 and subsequently filed reports. Monster’s actual results could differ materially from those contained in the forward-looking statements, including with respect to the tender offer.

CONTACTS:

Rodney C. Sacks

Chairman and Co-Chief Executive Officer

(951) 739-6200

Hilton H. Schlosberg

Vice Chairman and Co-Chief Executive Officer

(951) 739-6200

Roger S. Pondel / Judy Lin

PondelWilkinson Inc.

(310) 279-5980